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SECURITIE: 10035574
W ..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
(No. and Street)

JACKSON (City) MISSISSIPPI (State) 39216-4818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER (601) 354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 REGIONS PLAZA (Address) JACKSON (City) MISSISSIPPI (State) 39201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2010

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.



STATE OF MISSISSIPPI
NOTARY PUBLIC
ID # 15735
ANN F. PITTMAN
Commission Expires
Aug. 14, 2012
RANKIN COUNTY

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507

TELEPHONE 601/948-2924
FACSIMILE 601/960-9154
WWW.HRBCCPA.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker & Palmer, Inc.

We have audited the accompanying statements of financial condition of Coker & Palmer, Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2010

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

		December 31, 2009	December 31, 2008
CASH AND CASH EQUIVALENTS	$	473,603	744,999
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS		24,642	61,240
OTHER ACCOUNTS RECEIVABLE		11,276	178,562
RECOVERABLE INCOME TAXES - Note 5		114,728	209,862
DEFERRED INCOME TAXES - Note 5		6,216	7,963
PREPAID EXPENSES		50,310	11,686
INVESTMENTS:			
Partnership interests - Note 9		144,004	214,906
Equity securities		13,860	20,955
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $196,019 in 2009 and $352,891 in 2008 - Note 1		65,009	28,250
	$	903,648	1,478,423

LIABILITIES AND STOCKHOLDERS' EQUITY

		2009	2008
LIABILITIES:			
Accounts payable	$	16,177	21,757
Accrued expenses		46,326	224,669
Note payable - Note 4		300,206	-
Deferred income taxes - Note 5		31,658	25,480
Total liabilities		394,367	271,906
STOCKHOLDERS' EQUITY:			
Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 in 2009 and 120,000 in 2008 shares issued and outstanding - Note 7		600	1,200
Paid-in capital		70,458	182,256
Retained earnings		438,223	1,023,061
Total stockholders' equity		509,281	1,206,517
	$	903,648	1,478,423

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2009	2008
REVENUE:		
Commissions	$ 3,094,629	6,013,800
Investment income:		
Interest	107	20,311
Realized and unrealized loss on investments	(6,497)	(3,206)
Income (loss) from partnership interests - Note 9	29,098	(101,246)
Other income	8,015	10,468
	3,125,352	5,940,127
EXPENSES:		
Compensation and related expenses	2,217,065	4,640,825
Brokerage and clearing fees	405,713	629,582
Occupancy and management services	222,809	334,716
Communications	32,642	65,086
Quote services	149,282	275,560
Depreciation expense	6,316	64,095
Other operating expenses	261,405	470,032
	3,295,232	6,479,896
LOSS BEFORE OTHER INCOME (EXPENSE) AND INCOME TAXES	(169,880)	(539,769)
OTHER INCOME (EXPENSE):		
Loss on disposal of furniture and equipment	(13,542)	-
LOSS BEFORE INCOME TAXES	(183,422)	(539,769)
INCOME TAX EXPENSE (CREDIT) - Note 5:		
Current portion	(77,578)	(93,194)
Deferred portion	7,925	(102,241)
	(69,653)	(195,435)
NET LOSS	$ (113,769)	(344,334)

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2008	$ 1,200	182,256	1,367,395	1,550,851
Net loss for year	-	-	(344,334)	(344,334)
BALANCES, DECEMBER 31, 2008	1,200	182,256	1,023,061	1,206,517
Purchase of common stock	(600)	(111,798)	(471,069)	(583,467)
Net loss for year	-	-	(113,769)	(113,769)
BALANCES, DECEMBER 31, 2009	$ 600	70,458	438,223	509,281

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (113,769)	(344,334)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	6,316	64,095
Unrealized loss on equity securities	7,095	23,670
Loss on disposal of furniture and equipment	13,542	-
(Income) loss from investment partnerships	(29,098)	101,246
Deferred income taxes	7,925	(102,242)
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	36,598	106,904
Other accounts receivable	26,384	115,895
Recoverable income taxes	95,134	(209,862)
Prepaid expenses	(38,624)	46,368
Decrease in operating liabilities:		
Income taxes payable	-	(133,332)
Accounts payable and accrued expenses	(183,923)	(419,859)
Net cash used by operating activities	(172,420)	(751,451)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Distributions from investment partnership	100,000	-
Proceeds from sale of furniture and equipment	140,902	-
Purchases of furniture and equipment	(56,617)	(16,029)
Net cash provided (used) by investing activities	184,285	(16,029)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of common stock	(583,467)	-
Proceeds from note payable	300,206	-
Payments on note payable	-	(150,050)
Net cash used by financing activities	(283,261)	(150,050)

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS - CONTINUED:

		Years Ended December 31, 2009	2008
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(271,396)	(917,530)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		744,999	1,662,529
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	473,603	744,999
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$	-	4,224
Income taxes	$	3,508	250,000
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES:			
Accrual of proceeds from sale of furniture and equipment	$	-	140,902

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

The Company has adopted the provisions of SFAS No. 157 (FASB Codification 820-10), Fair Value Measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. FASB Codification 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over five to seven years, the estimated useful lives of the assets.

Income Taxes

The Company utilizes SFAS No. 109 (FASB Codification 740-10), *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FASB Codification 740-10), *Accounting for Uncertainty in Income Taxes,* an interpretation of FASB Statement No. 109 (FIN 48), that clarifies the accounting recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company adopted FIN 48 on January 1, 2009. There was no impact on the Company's financial statements. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2005-2008. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2008 financial statements have been restated to conform with the classifications adopted in 2009.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC insurance limit.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - INVESTMENTS

Investments are summarized as follows:

December 31, 2009

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 47,021	144,004	-	144,004	-
Equity securities	44,625	13,860	13,860	-	-
	$ 91,646	157,864	13,860	144,004	-

Realized and unrealized gains on investments of $22,601 are reported on the statement of operations for the year ended December 31, 2009.

NOTE 3 - INVESTMENTS - CONTINUED:

December 31, 2008

	Cost	Market
Partnership interests	$ 146,487	214,906
Equity securities	44,625	20,955
	$ 191,112	235,861

Realized and unrealized losses on investments of $104,452 are reported on the statement of operations for the year ended December 31, 2008.

The activity in investments in equity securities measured at fair value using Level 3 inputs is as follows:

Fair value at January 1, 2008	$ 44,625
Unrealized loss included in income for 2008	(23,670)
Fair value at December 31, 2008	20,955
Unrealized loss included in income for 2009	(7,095)
Fair value at December 31, 2009	$ 13,860

NOTE 4 - NOTE PAYABLE

Note payable was as follows as of December 31, 2009 and 2008:

	2009	2008
Note payable, collateralized by all accounts, contract rights, chattel paper, general intangibles, equipment, and furniture and fixtures, due in semi-annual installments of $15,000 to be applied to principal and interest at 6.75%. The final payment of principal and interest is due and payable on July 5, 2014.	$ 300,206	-

NOTE 4 - NOTE PAYABLE - CONTINUED:

Maturities of the note payable are as follows at December 31, 2009:

Year ended December 31:		
2010	$	9,725
2011		10,226
2012		10,888
2013		11,701
2014		257,666
	$	300,206

NOTE 5 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

		2009	2008
CURRENT INCOME TAXES:			
Federal income tax credit	$	(67,953)	(85,503)
State income tax credit		(9,625)	(7,691)
		(77,578)	(93,194)
DEFERRED INCOME TAXES RELATED TO:			
Depreciation		5,634	(60,508)
Unrealized gain (loss) on investments		544	(33,770)
Contribution carryforward		1,747	(7,963)
		7,925	(102,241)
Net income tax credit	$	(69,653)	(195,435)

The net deferred income tax liability results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

NOTE 5 - INCOME TAXES - CONTINUED:

		2009	2008
DEFERRED TAX ASSET:			
Contribution carryforward	$	6,216	7,963
DEFERRED TAX LIABILITY:			
Excess of tax depreciation expensed over book depreciation expensed		(14,422)	(8,789)
Excess of unrealized gains on investments recognized for financial purposes over taxable amount		(17,236)	(16,691)
		(31,658)	(25,480)
Net deferred tax liability	$	(25,442)	(17,517)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital of $145,238, which was $45,238 in excess of its required net capital of $100,000. At December 31, 2008, the Company had net capital of $574,482 which was $474,482 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was 2.5 to 1 and .43 to 1 at December 2009 and 2008, respectively.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 8 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. The Company had no discretionary contributions during 2009 and 2008.

NOTE 9 - RELATED PARTIES

The Company occupies an office building owned by a separate company that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2009 and 2008 was $127,195.

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized a second limited partnership, Tricolor Partners, Inc., that also invested funds in marketable securities in June 2004. The Company is the general partner of both partnerships. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance as follows:

		2009	2008
Balance per capital accounts at beginning of year	$	214,906	316,152
Distributions during the year		(100,000)	-
Allocable share of partnership income (loss) for the year		29,098	(101,246)
Capital balances at end of year	$	144,004	214,906

NOTE 10 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 9). The Company also leased office space under an operating lease that was terminated during 2008. The Company entered into an operating lease during 2009 for office equipment. Future minimum lease payments under this non-cancellable operating lease are as follows at December 31, 2009:

NOTE 10 - LEASE COMMITMENTS - CONTINUED:

Year ended December 31:		
2010	$	4,584
2011		4,584
2012		4,584
2013		4,584
2014		3,820
	$	22,156

NOTE 11 - CONCENTRATIONS

For the years ended December 31, 2009 and 2008, no single customer generated more than 10% of the Company's commission revenue.

During September, 2008 a group of employees that comprised the Company's Louisiana office left the employment of the Company. These individuals were responsible for producing approximately 56% of the Company's commission revenue in 2008. The Company immediately realized a corresponding reduction in operating cost. Management does not believe that the loss of this commission revenue will have any material adverse effect on the future operations of the Company.

This group of former employees owns a controlling interest in an entity that owned fifty percent of the outstanding stock of the Company. During 2009, the Company purchased the common stock owned by these former employees for $583,467.

NOTE 12 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 13 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring disclosure in the financial statements through February 25, 2010, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTAL INFORMATION

COKER & PALMER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		438,223
Deferred income taxes		31,658
		540,939
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	65,009	
Non-public partnership interest	144,004	
Receivables from non-customers	11,276	
Recoverable income taxes	114,728	
Prepaid expenses	50,310	
Deferred income taxes	6,216	
		391,543
Net capital before haircuts on securities positions		149,396
Less: Haircuts		4,158
Net capital		145,238
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	62,503	
Notes payable	300,206	
	362,709	
MINIMUM CAPITAL REQUIREMENTS (6.67% of $362,709 subject to minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 45,238
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.5 to 1

COKER & PALMER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009):

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	175,003
Increase in accounts payable and accrued expenses		(10,219)
Decrease in cash and equivalents		(15,390)
Haircut on equity securities		(4,158)
Rounding		2
Net capital as computed above	$	145,238

COKER & PALMER, INC.

OTHER SCHEDULES
DECEMBER 31, 2009

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507

TELEPHONE 601/948-2924
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WWW.HRBCCPA.COM

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and

to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2010

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